CUSIP No. 460981301	13D	Page 1 of 10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Intersections Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

460981301
(CUSIP Number)

100 Wall Street, 19th Floor
New York, NY 10005
Attn: Jonathan Reich
(212) 483-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460981301	13D	Page 2 of 10

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Loeb Holding Corporation 13-2870509

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,940,541

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
8,940,541

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,940,541

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.8%

14	TYPE OF REPORTING PERSON (see instructions)
CO

CUSIP No. 460981301	13D	Page 3 of 10

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas L. Kempner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
SC, PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
38,500

	8	SHARED VOTING POWER
8,949,640

	9	SOLE DISPOSITIVE POWER
38,500

	10	SHARED DISPOSITIVE POWER
8,949,640

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,988,140

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.0%

14	TYPE OF REPORTING PERSON (see instructions)
IN

CUSIP No. 460981301	13D	Page 4 of 10

Explanatory Note: This Statement on Schedule 13D reflects, that as of November 20, 2015, the Reporting Persons are disclosing their beneficial ownership in the Issuer on Schedule 13D instead of Schedule 13G. The Reporting Persons previously disclosed their beneficial ownership in the Issuer on Schedule 13G as filed with the Securities and Exchange Commission (the "SEC") on February 14, 2005, as amended.
Item 1.  Security and Issuer.
This statement on Schedule 13D ("Schedule 13D") relates to shares of common stock ("Common Stock"), par value $0.01 per share, of the Intersections Inc., a Delaware corporation ("Intersections" or the "Issuer"). The principal executive offices of the Issuer are located at 3901 Stonecroft Boulevard, Chantilly, VA 20151.
Item 2.    Identity and Background.
(a)	This statement is filed by Loeb Holding Corporation, a Maryland corporation ("LHC"), and Thomas L. Kempner, who serves as Chairman and Chief Executive Officer of LHC, and who is the beneficial owner of 51% of the voting stock of LHC.
Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D. Information contained in this Schedule 13D with respect to each Reporting Person and, if applicable, its executive officers, directors and controlling persons, is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.
(b)	The address of the principal office of each of the Reporting Persons is c/o Loeb Holding Corporation, 100 Wall Street, 19th Floor, New York, NY 10005.
(c)	The principal business of LHC is to engage in the securities, commodities, financial, investment advisory, real estate, insurance and related businesses. The principal business of Mr. Kempner is serving as the Chairman of the Board of Directors of LHC, and as Chief Executive Officer of LHC.
(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	LHC is a Maryland corporation. Mr. Kempner is a citizen of the United States of America.
Item 3.  Source or Amount of Funds or Other Consideration.
The shares of Common Stock to be acquired by LHC as contemplated by the LHC Subscription Agreement are being purchased with cash and cash equivalents on hand (which may, at any given time, including margin loans made by brokerage firms in the ordinary course of business).
The shares of Common Stock acquired by LHC other than as contemplated by the LHC Subscription Agreement were acquired with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) through the issuance by the Issuer or its predecessor and/or in open market purchases.

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The descriptions in Item 6 below of the LHC Subscription Agreement and of the Offering are incorporated herein by reference.
Item 4.  Purpose of Transaction.
All of the securities reported herein were acquired for investment purposes and/or as compensation for, and in connection with, Mr. Kempner's position with the Issuer.
LHC is the founding principal investor for the Issuer and its predecessors. Mr. Kempner has served on the Board of Directors of the Issuer since its inception, and serves on the Executive Committee of the Issuer.  Mr. James L. Kempner, the son of Mr. Kempner, is the President of LHC and also serves on the Board of Directors of the Issuer.  Mr. Bruce L. Lev is a Managing Director of LHC and also serves on the Board of Directors of the Issuer.  As such, Mr. Kempner takes, and will continue to take, an active role in the Issuer's management and strategic direction.  Additionally, the Reporting Persons, in their capacity as stockholders of the Issuer, review and intend to continue to review, on an ongoing basis, their investment in the Issuer.  Depending on the factors discussed below and subject to applicable law and the policies of the Issuer, the Reporting Persons may from time to time acquire additional securities of the Issuer or otherwise dispose of some or all of their securities of the Issuer. Any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Person, tax and estate planning considerations and other factors.
Other than as described above in this Item 4, the Reporting Persons have no present plan or proposal relating to or that would result in any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.  However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law and the policies of the Issuer, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer (including the independent or disinterested members of the Board of Directors), other stockholders of the Issuer or other third parties regarding such matters.
The descriptions in Item 6 below of the LHC Subscription Agreement and of the Offering are incorporated herein by reference.
Item 5.  Interest in Securities of the Issuer.
(a)–(b)
The aggregate percentage of Common Stock reported by each person named herein is based upon 22,483,628 shares of Common Stock issued and outstanding, which is the sum of (1) 20,206,128 shares of Common Stock as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 16, 2015, (2) 2,260,000 shares of Common Stock issued to date in the Offering (but does not include the additional 740,000 shares of Common Stock for which LHC has subscribed for in the Offering), and (3) 17,500 shares of Common Stock which Mr. Kempner has, or will within 60 days of November 20, 2015 have, the right to acquire upon the exercise of stock options which are fully vested, the vesting of RSUs or otherwise.
The Reporting Persons may be deemed to beneficially own an aggregate of 8,988,140 shares of Common Stock (the "Shares").
The Shares beneficially owned by the Reporting Persons represent an aggregate of approximately 40.0% of the outstanding shares of Common Stock.
8,940,541 shares of Common Stock are beneficially owned directly by LHC. Pursuant to the LHC Subscription Agreement, the Issuer may require LHC to purchase up to 740,000 additional shares of Common Stock. 21,000 shares of Common Stock are beneficially owned by Thomas L. Kempner. 17,500 shares of Common Stock are issuable to Mr. Kempner within 60 days of November 20, 2015 upon the exercise of stock options which are fully

CUSIP No. 460981301	13D	Page 6 of 10

vested, the vesting of RSUs or otherwise. Mr. Kempner's spouse owns 9,099 shares of which he disclaims beneficial ownership, except to the extent of his pecuniary interest. Mr. Kempner is the beneficial owner of 51% of the voting stock of Loeb Holding Corporation and disclaims beneficial ownership of shares of Common Stock held by LHC, except to the extent of his pecuniary interest.
By reason of these relationships, each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the Shares beneficially owned by such Reporting Person as indicated above.
Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of the Common Shares referred to herein (other than those shares identified as directly held thereby) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a "group."
(c)	Except as set forth herein, none of the Reporting Persons have engaged in any transactions with respect to the Issuer's Common Stock during the past sixty days.
(d)	Not applicable.
(e)	Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
On November 13, 2015, the Issuer entered into an irrevocable subscription agreement with LHC (the "LHC Subscription Agreement") as part of a private placement of up to 3,000,000 shares of Common Stock (the "Offering"), at a price of $2.50 per share, for aggregate gross proceeds of up to $7,500,000. The LHC Subscription Agreement obligates LHC to purchase not less than $5.0 million and not more than $6.85 million of shares of Common Stock (not less than 2,000,000 shares of Common Stock, and not more than 2,740,000 shares of Common Stock). The closing for 2,000,000 of the shares to be purchased by LHC for $5.0 million occurred on November 20, 2015. Any remaining closing for LHC is anticipated to occur later in the fourth quarter of 2015.
The foregoing descriptions of the LHC Subscription Agreements and the Offering do not purport to be complete and are qualified in their entirety by reference to the LHC Subscription Agreement, a copy of which is filed as Exhibit 10.1 to this Schedule 13D and is incorporated herein by reference.
LHC has registration rights pursuant to which they may require the Issuer, from time to time, to register for sale to the public under the Securities Act of 1933 any shares of Common Stock owned by them. In addition, LHC and Thomas L. Kempner have piggyback registration rights that allow them to include their shares of Common Stock in registration statements initiated by the Issuer. These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares to be included in a registration statement.
In addition to the shares of Common Stock reported herein, in his capacity as a member of the Board of Directors of the Issuer, Mr. Kempner holds 11,750 RSUs, which represent a contingent right to receive one share of the Issuer's Common Stock or, at the Issuer's option, cash or a combination of the two.  The RSUs are scheduled to vest between February 2016 and February 2019, subject to accelerated vesting under certain circumstances.
On November 20, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this Agreement is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

CUSIP No. 460981301	13D	Page 7 of 10

Item 7.  Material to Be Filed as Exhibits.
Exhibit No.	Description

99.1	Subscription Agreement between Intersections Inc. and Loeb Holding Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on November 17, 2015)

99.2	Joint Filing Agreement dated November 20, 2015 by and between Loeb Holding Corporation and Thomas L. Kempner

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated November 20, 2015
Loeb Holding Corporation

By:	/s/ Bruce L. Lev
	Name	Bruce L. Lev
	Title	Managing Director

/s/ Thomas L. Kempner
Thomas L. Kempner

CUSIP No. 460981301	13D	Page 9 of 10

EXHIBIT INDEX
Exhibit No.	Description

99.1	Subscription Agreement between Intersections Inc. and Loeb Holding Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on November 17, 2015)

99.2	Joint Filing Agreement dated November 20, 2015 by and between Loeb Holding Corporation and Thomas L. Kempner